November 4, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (702) 312-3590

Mr. Richard A. Bailey
Chief Executive Officer and Chief Financial Officer
Gateway Distributors, Ltd.
3220 Pepper Lane, Suite 14
Las Vegas, NV  89120

Re:	Gateway Distributors, Ltd.
Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 000-27879

Dear Mr. Bailey:

      We have reviewed your response letter dated October 20, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In your June 30, 2002 Form 10-QSB filed on August 26, 2002, we note that you recorded an impairment charge of $1.2 million, which reflected an impairment of your entire goodwill and intangible assets at June 30, 2002.  However, we note from your response to comment
1
that "TRSG evaluated the fair value of its formulas at December
31,
2002...identified impairment in the value of its formulas...leaving on its books after impairment a fair value of $475,000," which seems to imply that you reversed the previously recognized impairment loss.
Please provide us with an explanation for this accounting treatment.
Refer to paragraph 17 of SFAS 142.

2. We read your response to comment 3 and reissue our prior comment 3 in its entirety. Please tell us how you considered all of the factors in paragraph 11 of SFAS 142. We understand that you have not assigned any value to patents, licenses, trademark or tradenames. Please, tell us whether you have a patent, license, trademark or tradename associated with your formulas and how you evaluated the limitations, if any, this may have on the useful life of your intangible asset. Refer to paragraph 11 of SFAS 142.

3. We read the summary of steps you performed in reaching the conclusion that no impairment existed as of December 31, 2004. We note from your response to comment 4 that you applied paragraphs 16 and 17 but did not apply paragraphs 23 - 25 of SFAS 142 in evaluating your formula intangible asset for impairment. However, it does not appear that you applied paragraph 17 in that you never determined the fair value of the formulas at your testing date. Please further explain why you did not apply paragraphs 23 - 25 to determine the fair value of your intangible asset. Refer to footnote 12 to paragraph 17 of SFAS 142. In addition, please tell us the estimated fair value of your formulas as of December 31, 2004 if you had followed the guidance in paragraphs 23-25 of SFAS 142.

4. We note in your response to comment 4 that "sales of such formulas are inadequate to contribute much towards our operating expenses." Please provide us with summaries of your impairment analyses performed under SFAS 142, including significant assumptions used in your analyses, which supports your conclusion that no impairment existed as of December 31, 2004.

5. We considered your response to comment 5. Paragraph 10(a) of APB
25 requires the use of quoted market prices to measure compensation cost related to issuing both restricted and unrestricted stock and if quoted market prices are unavailable, the best estimate of the market value of the stock should be used to measure compensation, such as cash transactions with third parties. If you have determined that the fair value of services received is an amount other than the fair value of stock issued, please provide us with (1) the name and title of the individuals involved in the transaction(s), (2) a description of the services provided, (3) the estimated fair value of services provided, (4) how you determined the estimated fair value of such services and (5) why you feel the estimated fair value of services provided by employees is more reliably measurable than the fair value of the equity instruments issued. Finally, you should recognize the excess fair value of stock issued, based on the fair value using quoted market prices or transactions with third parties less the fair value of services received and consideration exchanged, as a distribution in your financial statements.

6. We reissue our prior comment 5 in part. Please clarify the circumstances in which you issued 15,673 shares of unrestricted stock including to whom and when they were issued and the basis for that valuation. In addition, please tell us how you considered the price per share of the 34,906 shares of common stock issued during the year
for cash when measuring compensation cost under APB 25 and SFAS
123
related to the issuance of 48,010 shares of common stock and 4.2 million shares of preferred stock discussed above.

7. We read your response to comment 6. Please summarize the efforts you have made to verify the accuracy, reliability and validity of these liabilities, including what efforts you have made to contact each of the vendors to support your position that "there is neither basis nor logic to retain the liabilities on the books...of the Company."

8. Please further explain to us your basis in GAAP for recording a "cushion" of $400,000 for what you have already concluded to be an "unknown" liability.


9. Accounting estimates are used to estimate the effects of future events and may change as new events occur, as more experience is acquired, or as additional information is obtained. Based on your lack of ability to understand what gave rise to the initial recognition of these liabilities and your continued lack of ability to timely correct and recognize these errors we disagree with your conclusion that the write-off represents a change in estimate as contemplated in APB 20. Notwithstanding your response to our comments above, please further explain to us why you feel this is a change in estimate rather than a correction of an error. Refer also to SAB Topic 2(A)(9).

10. We read your response to comment 8. We also note from your disclosure in Note 14 that capitalized production costs will be reclassified to inventory and amortized using the unit-of-production method when production commences. Please tell us the specific accounting literature you rely on in accounting for costs incurred related to the Chelsea Collection Jeunesse by Francois as inventoriable costs. Since these costs primarily relate to advertising and marketing, please tell us how you considered the guidance in SOP 93-7 in accounting for these costs. In addition, please tell us how you considered the guidance in SOP 98-5 in accounting for the costs related to the Pete Rose project.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Richard A. Bailey
Gateway Distributors, Ltd.
November 4, 2005
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